IMC Announces Israeli Government Advancing Cannabis Decriminalization

  Decriminalization framework passes first reading with Ministerial Committee on Legislation

  IMC in market leading position in Israel to benefit from cannabis reforms and larger market

Toronto, Canada and Glil Yam, Israel, June 22, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that the Israeli government has advanced legislation for the decriminalization of cannabis. Yesterday, June 21, the Ministerial Committee on Legislation approved a bill for the decriminalization of cannabis, which proposes: cannabis to be permitted for those over the age of 21, excluding those in security-related occupations; prohibiting driving under the influence of cannabis; placing limitations on advertising cannabis consistent with tobacco; and developing an advocacy fund for students. In order to become law, the bill will need to pass three readings.

"We are adamant supporters of decriminalization of cannabis in Israel and are pleased to see the government act so quickly to develop a framework for cannabis reforms. With our expanding network of domestic and international suppliers, which now includes Spain and Canada, we remain very well positioned to service the growing demand for medical cannabis in Israel and expect that our brand's leadership position will thrive with decimalization as consumers seek the highest quality cannabis products," said Oren Shuster Chief Executive Officer of IMC.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the nature and timing of any reforms or decriminalization legislation in the Israeli cannabis market by the Israeli government, IMC's brand position in the cannabis market in Israel, and IMC's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca